Exhibit 99.2

Borr Drilling Limited Announces Second Quarter 2024 Results

Hamilton, Bermuda, August 14, 2024: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and six months ended June 30, 2024.

Highlights

•	Total operating revenues of $271.9 million, an increase of $37.9 million or 16% compared to the first quarter of 2024
•	Net income of $31.7 million, an increase of $17.3 million or 120% compared to the first quarter of 2024
•	Adjusted EBITDA[1] of $136.4 million, an increase of $19.6 million or 17% compared to the first quarter of 2024
•	Year to date of report, the Company has been awarded fourteen new contract commitments, representing 3,537 days and $651 million of potential contract revenue
•	In August, the Company raised $150 million of additional principal amount of debt under the 2028 Senior Secured Notes to finance the delivery of the newbuild Vali
•	On August 14, 2024, the Board declared a cash dividend of $0.10 per share for the second quarter of 2024 to be paid on or about September 6, 2024

CEO, Patrick Schorn commented:

“The second quarter operational performance has been strong, with a technical utilization rate of 99.2% and an economic utilization rate of 98.4%. As a result, we have generated $253 million in adjusted EBITDA year-to-date, positioning us well to meet our full-year 2024 Adjusted EBITDA guidance of $500 to $550 million.

In terms of contracting, we’ve continued to secure new contracts at accretive day rates, including the recently announced long-term contract for the “Arabia I” in Brazil. I'm particularly pleased that, following the unexpected suspension in Saudi Arabia, we successfully obtained a replacement contract that should be advantageous for the coming four years due to its higher day rate and longer contract duration. As a result, all our 22 delivered rigs are again contracted, with only a few days left remaining available in 2024. Looking ahead to 2025, we currently have about 73% of our capacity contracted, which aligns with our expectations for this time of the year.

Regarding our newbuilds, we anticipate taking delivery of the "Vali" later this week. We’re pleased to report that we are in the final stages of assigning this rig to a previously announced contract in Africa. The "Var", our final newbuild, remains on schedule for delivery in late Q4 2024, and we remain optimistic about securing a contract for it by the time of delivery.

From a financial perspective, the year is progressing largely as we anticipated. While the suspensions in Saudi Arabia have had some negative impact, this has been more than compensated by better-than-expected pricing on our new contracts. Additionally, the market is gradually absorbing the excess supply caused by these suspensions. Looking ahead, we foresee a continued tight market for premium assets, leading to sustained better pricing. The global jack-up rig fleet's age profile, with 30% of the rigs being over 35 years old, is expected to drive incremental retirements. Coupled with the fact that no new rigs have been ordered in the past decade, these conditions create a favourable environment for our company, which operates the youngest fleet of 24 premium rigs in the industry.

From a cash standpoint, we are well-positioned for the future. We have an undrawn $150 million revolving credit facility (RCF), a $45 million guarantee facility, and nearly $200 million in cash at the end of the quarter. In 2024, we will complete our capex program related to the newbuild rigs, enabling us to further enhance shareholder returns through additional dividends and/or share buybacks, with $100 million still available under the current buyback authorization. The Board has approved a quarterly dividend of $0.10 per share for Q2 2024, which was doubled in Q1 2024, amounting to approximately $100 million in annual dividends.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non- current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.

After the close of the quarter, we secured an additional $150 million loan through our 2028 Senior Secured Notes to fund the delivery of the newbuild "VaIi". Although seller's financing was an available alternative, leveraging our existing bond proved to be a more cost-effective solution. This approach also helps maintain a streamlined capital structure, with a single bond covering both the 2028 and 2030 maturities.

While the market has experienced some turbulence, we have successfully maintained steady and predictable performance. Our outlook for 2025 and beyond remains unchanged, and we are confident this will enable us to consistently deliver increased earnings and incremental returns for our shareholders.”

Management Discussion and Analysis

The discussion below compares the unaudited results for the second quarter of 2024 to the unaudited results of the first quarter of 2024.

In $ million	Q2 2024	Q1 2024	Change ($)	Change (%)
Total operating revenues	271.9	234.0	37.9	16%
Total operating expenses	(167.6)	(149.2)	(18.4)	12%
Operating income	104.5	85.0	19.5	23%
Income before income taxes	46.6	32.6	14.0	43%
Net income	31.7	14.4	17.3	120%
Adjusted EBITDA	136.4	116.8	19.6	17%

Cash and cash equivalents	193.5	282.7	(89.2)	(32)%
Total equity	999.2	989.6	9.6	1%

Three months ended June 30, 2024 compared to three months ended March 31, 2024

Total operating revenues were $271.9 million for the second quarter of 2024, an increase of $37.9 million compared to the first quarter of 2024. Total operating revenues consisted of $223.0 million in dayrate revenues, $26.6 million in bareboat charter revenue, $11.7 million in management contract revenue and $10.6 million in related party revenue. Included in total operating revenues is $13.7 million in reimbursable revenues.

Dayrate revenues increased by $24.7 million primarily due to a one-off increase in the amortization of deferred mobilization revenue of $14.5 million as a result of the contract termination for the rig "Arabia I", as well as an increase in operating days for rigs "Idun" and "Thor" and an increase in average day rates for the rig "Prospector 5". These increases were offset by a $7.0 million decrease in operating days for the rig "Arabia I" as a result of its contract termination.

Due to changes to our operating structure in Mexico, related party revenue from the Company's Joint Ventures ("JVs") in Mexico decreased by $13.8 million quarter on quarter (related to the rigs "Galar", "Odin" and "Njord"), offset by first time recognition of Bareboat charter revenue for those three rigs of $15.3 million.

In addition, during the second quarter of 2024, the Company executed new contract management agreements pursuant to which we provide rig operational and maintenance support services for the rigs "Galar", "Odin" and "Njord", which are on external bareboat contracts. This resulted in the first time recognition of management contract revenue of $11.7 million.

Total operating expenses for the second quarter of 2024 were $167.6 million, an increase of $18.4 million compared to the first quarter of 2024. The overall increase includes a $20.1 million increase in rig operating and maintenance expenses, of which $11.2 million of the increase is as a result of the execution of the new rig management contracts as outlined above under management contract revenue.  These rig and operating expenses were previously recognized in the Company's JV in Mexico, and are a result of the change made to our operating structure in Mexico during Q2 2024. The overall increase also includes an increase in amortization of deferred costs of $3.9 million due to the contract termination for rig "Arabia I". The overall increase is offset by a $1.8 million decrease in G&A expenses.

Also included in rig operating and maintenance expenses for the second quarter of 2024 is $8.7 million in reimbursable expenses.

Net income for the second quarter of 2024 was $31.7 million, an increase of $17.3 million or 120% compared to the first quarter of 2024.

Adjusted EBITDA for the second quarter of 2024 was $136.4 million, an increase of $19.6 million or 17% compared to the first quarter of 2024.

Liquidity and Cash Flows

The Company's cash and cash equivalents as of June 30, 2024 were $193.5 million, compared to $282.7 million as of March 31, 2024. In addition, the Company has a Revolving Credit Facility agreement which was increased in August 2024 of $195.0 million, including $45.0 million of guarantee facility; the $150.0 million credit facility portion was undrawn at  June 30, 2024, giving total liquidity of $343.5 million.

Net cash provided by operating activities was $9.1 million, which includes $91.9 million of cash interest paid and $17.2 million of income taxes paid.

Net cash used in investing activities was $13.4 million. This includes $6.8 million used on jack-up additions, primarily a result of special periodic survey and long-term maintenance costs and $6.4 million used on newbuilding additions relating to the activation costs for the newbuild rigs "Vali" and "Var".

Net cash used in financing activities was $84.2 million and is comprised of $60.3 million used for the repayment of our debt and $23.9 million used for the payment of cash distributions to shareholders.

Financing and corporate developments

As of June 30, 2024, we had principal debt outstanding of $1,922.0 million, consisting of $1,180.1 million of aggregate principal amount of senior secured notes due in 2028, $502.5 million of aggregate principal amounts of senior secured notes due in 2030 and $239.4 million of principal amount of unsecured Convertible Bonds.

In November 2023, the Company entered into a $180 million Super Senior Credit Facility, comprised of a $150 million RCF and a $30.0 million Guarantee Facility. In August 2024, the Company amended the $30.0 million Guarantee Facility, increasing it to $45.0 million, and the total facility to $195.0 million. As of June 30, 2024, we had not drawn any funds under the RCF and we had $27.6 million drawn under the Guarantee Facility.

In August 2024, we issued $150.0 million principal amount of additional 10% Senior Secured Notes due in 2028 under the same terms and conditions as the $1,025.0 million Senior Secured Notes due 2028 issued in November 2023 and the additional $200.0 million issued in March 2024. The proceeds from the offering are intended to be used for the acquisition and activation costs for the newbuild rig “Vali”, instead of the previously secured yard financing that was intended for the newbuild, as the terms and pricing for the Additional Notes are more advantageous, and for general corporate purposes including debt service. Settlement of the notes offering is expected on or about August 16, 2024 and is subject to customary closing conditions.

Equity

The Company's issued share capital is $26,408,039.10 divided into 264,080,391 shares with a par value of $0.10 per share. This includes 25,000,000 shares which the Company has made available pursuant to a share lending agreement ("SLA") for the purposes of facilitating investors’ hedging activities in connection with the $250 million Convertible Bonds issued in February 2023. The loan shares will be cancelled upon redelivery, whether at repayment of the Convertible Bonds or decrease in the demand for hedging shares for other reasons, or expiry of the SLA. The number of shares outstanding excluding the loan shares is 239,080,391.

The Company’s authorized share capital is $31,500,000.00 divided into 315,000,000 shares of $0.10 par value each.

Dividend information:

For the second quarter of 2024, the Board has approved a cash dividend of $0.10 per share, payable to shareholders of record on August 22, 2024. The ex-dividend date on the Oslo Stock Exchange is expected to be August 21, 2024 and 22 August, 2024 on the New York Stock Exchange. The dividend is scheduled to be paid on or about September 6, 2024 (distributions payable on shares registered with Euronext VPS (Oslo Stock Exchange) are expected to be paid on or about September 11, 2024).

Mexican Operations

Effective April 1, 2024, the Company made amendments to the contract structure in Mexico for the rigs “Galar”, “Odin” and “Njord”, executing new bareboat charter agreements for these rigs. The updated contract structure results in bareboat charter rates being fixed, versus the previous contracts held with the Company’s joint-venture, Perfomex, where the Company was exposed to revenue variability driven by fluctuations in operating costs. As a result of the new contracts, the Company no longer recognizes related party revenue for these three rigs and instead recognizes external bareboat charter revenue. Following the execution of these new contracts, five of the Company’s rigs in Mexico now operate under external bareboat agreements with fixed charter rates (“Grid”, “Gersemi”, “Galar", “Odin” and “Njord”). The Company anticipates similar economics from the new contracts compared to the previous contract structure, however with the added benefit of reduced revenue variability driven by operating cost fluctuations. These bareboat charter agreements remain in effect until December 31, 2025, and Pemex remains the end customer.

In addition, effective April 1, 2024, a wholly owned subsidiary of the Company entered into new Drilling, Operation and Management Agreements ("DO&M Agreements") to provide drilling, operations and management services for “Galar”, “Odin” and “Njord”. These DO&M Agreements are based on a cost-plus pricing model and remain in effect until December 31, 2025 and result in the Company recognizing management contract revenue for the first time in the second quarter of 2024. Perfomex will continue providing DO&M services for the rigs "Grid" and "Gersemi".

As a result of the above changes, commencing from the second quarter of 2024, all of our five rigs operating on bareboat contracts in Mexico are reporting bareboat charter revenue, as opposed to related party revenues. The related party revenue recognized for the second quarter of 2024 relates to the one-time acceleration of amortization of deferred revenue as a result of the change in the contract structure in Mexico for the rigs "Galar", "Odin" and "Njord", and therefore the Company does not expect to recognize related party revenue going forward

Fleet, Operations and Contracts

As of the date of report, the Company’s current delivered fleet consists of 22 modern jack-up rigs, all built after 2010. Additionally, the rig "Vali" is expected to be delivered on 15 August 2024 and will undergo activation ahead of an anticipated  contract  commitment. The  rig  "Var"  remains  under  construction  at  Seatrium  and  is  expected  to  be delivered in November 2024.

Since the publication of our first quarter 2024 report, the Company has secured new contracts, extensions, and Letters of Award (LOAs) for the rigs "Arabia I", "Gunnlod", "Norve" and "Prospector 1". As a result, all 22 of our delivered rigs continue to be either contracted or committed: one in the North Sea, four in the Middle East, three in West Africa, six in Southeast Asia, seven in Mexico and one in South America.

In 2024, the Company has been awarded fourteen new contract commitments, representing 3,537 days and $651 million of potential contract revenue. The Company's total contract revenue backlog at June 30, 2024 was $1.63 billion and is $1.76 billion as of the date of this report (excluding unexercised options, includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis).

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 99.2% in the second quarter of 2024, and the economic utilization was 98.4%.

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 92.7% in June 2024, a decrease of one percentage point from June 2023. The marketed utilization for the modern jack-up fleet (rigs built after year 2000) was 94.5% at the end of June 2024, and currently stands at 94.8%.

Currently, there are 311 modern jack-ups contracted, representing an increase of approximately 74 units as compared to the lows in late 2020.

As of the date of this release, 13 newbuild rigs remain under construction, including our rigs "Vali" (scheduled to be delivered on 15 August 2024) and "Var". These newbuild rigs under construction represent 3% of the global marketed jack-up fleet and we anticipate few of these rigs will be able to enter the marketed fleet in the near future due to several being in early stages of completion and increasing supply chain issues.

Risks and uncertainties2

Borr is exposed to a number of risks related to the Company’s operations and the industry in which the Company operates and the Company’s financial position.

In the second quarter of 2024, energy commodity prices remained relatively stable compared to the first quarter of 2024.  Brent  oil  prices  in  the  second  quarter  of  2024  averaged  approximately  $85  per  barrel  compared  to approximately $83 per barrel in the first quarter of 2024. Despite the turbulent global macroeconomic environment, global demand for offshore drilling services, including jack-up rigs, remains strong, however, uncertainty still persists in the market. Oil benchmark prices are expected to remain volatile given the current global economic uncertainty and geopolitical events affecting supply and demand. In addition, the geopolitical unrest and any expansion or increase of conflict in the Middle East may result in oil supply disruptions and cause further volatility in commodity prices. Therefore, we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline.

Our business may experience supply chain constraints and inflationary pressure, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs. Demand for jack-up rigs may not remain at current levels, and may decline. Any decline in demand for services of jack-up rigs could have a negative effect on the Company.

We have improved our liquidity and debt maturity profile through our $1,540 million aggregate principal amount of senior secured notes due 2028 and 2030, our private placement of shares in Norway equivalent to gross proceeds of $50 million, each in the fourth quarter of 2023 and our issuance of $200 million and $150 million aggregate principal amount of additional senior secured notes due 2028, in the first and third quarters of 2024, respectively.

Our secured notes mature in 2028 and 2030 and our Convertible Bonds fall due in 2028. We have delivery financing available for our last newbuild that will fall due four years from delivery, with the shipyard lender having the right to require payment in full after three years.

We remain subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facility, risks relating to the interest and other payments due on our secured and convertible notes, including amortization and cash sweep requirements under our secured notes and other risks relating to our significant levels of indebtedness including the risk that we may not be able to refinance our debt as it matures.

2 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report
Form 20-F; this discussion does not and does not purport to update that section of the annual report.

Conference call

A conference call and webcast is scheduled for 15:00 CEST (9:00 AM New York Time) on Thursday 15 August, 2024 and participants are encouraged to dial in 10 minutes before the start of the call. Further details can be found in the Investor Relations section on the Company's website, www.borrdrilling.com.

Forward looking statements

This announcement and related discussions include forward looking statements made under the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, including expected trends and supply demand expectations and activity levels in the jack-up rig and oil industry, expected Adjusted EBITDA for 2024, contract backlog, expected contracts and contract start dates and rates including expected rate increases and contract extensions, options, LOIs and LOAs, contract coverage for 2024 and, expected changes to the economics of our contracts, and potential revenue, focus on return to shareholders, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statements about expected delivery of the newbuilding rigs “Vali” and “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements made under “Market” and "Risk and uncertainties" above, statements about our financing strategy and evaluation of options to improve our capital structure, the optimization of our liquidity and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that contract backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and commencement dates, dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts as expected, risks relating to market trends, tender activity and rates, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and shipyard financing available for the newbuild rigs “Vali” and “Var” and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay dividends and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, or repurchase shares and the risk that we may not complete share repurchase programs in full, and risks relating to the amount and timing of any dividends we declare, risks relating to future financings including the risk that future financings may not be completed when required, risks relating to our newbuild purchase and financing agreements, risks relating to our financing strategy, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Financial Supervisory Authority of Norway. These forward- looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

Responsibility Statement

We confirm that, to the best of our knowledge, the interim unaudited consolidated financial statements for the first half year of 2024, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP), give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of its operations. To the best of our knowledge, the interim report for the first half year of 2024 includes a fair review of important events that have occurred during the period and their impact on the interim consolidated financial statements, the principal risks and uncertainties for the remaining half of 2024, and major related party transactions.

August 14, 2024

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Tor Olav Trøim (Chairman of the Board)
Alexandra Kate Blankenship (Director)
Jeffrey Currie (Director)
Neil Glass (Director)
Daniel Rabun (Director)
Patrick Schorn (Director)
Mi Hong Yoon (Director)

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATION

Set forth below is a reconciliation of the Company's Net Income to Adjusted EBITDA.

(in US$ millions)	Q2 2024	Q1 2024
Net income	31.7	14.4
Depreciation of non-current assets	31.9	31.8
Loss/(income) from equity method investments	2.5	(5.4)
Total financial expense, net	55.4	57.8
Income tax expense	14.9	18.2
Adjusted EBITDA	136.4	116.8

Set forth below is a reconciliation of our Joint Ventures Net (Loss) / Income to Adjusted EBITDA.

(in US$ millions)	Q2 2024	Q1 2024
Net (loss) / income	(4.8)	10.5
Depreciation of non-current assets	0.4	0.5
Financial expense	4.8	3.0
Income tax (credit)	(0.6)	(12.7)
Adjusted EBITDA	(0.2)	1.3

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Operating revenues
Dayrate revenue	223.0	155.1	421.3	296.8
Bareboat charter revenue	26.6	—	37.9	—
Management contract revenue	11.7	—	11.7	—
Related party revenue	10.6	32.4	35.0	62.7
Total operating revenues	271.9	187.5	505.9	359.5

Gain on disposals	0.2	0.2	0.4	0.3

Operating expenses
Rig operating and maintenance expenses	(124.1)	(89.5)	(228.1)	(175.0)
Depreciation of non-current assets	(31.9)	(28.0)	(63.7)	(56.2)
General and administrative expenses	(11.6)	(10.3)	(25.0)	(22.7)
Total operating expenses	(167.6)	(127.8)	(316.8)	(253.9)

Operating income	104.5	59.9	189.5	105.9

(Loss) / income from equity method investments	(2.5)	3.9	2.9	6.3

Financial income (expenses), net
Interest income	2.4	1.7	3.8	4.1
Interest expense	(52.0)	(41.6)	(101.0)	(80.2)
Other financial expenses, net	(5.8)	(9.7)	(16.0)	(14.0)
Total financial expenses, net	(55.4)	(49.6)	(113.2)	(90.1)

Income before income taxes	46.6	14.2	79.2	22.1
Income tax expense	(14.9)	(13.4)	(33.1)	(28.7)
Net income / (loss) attributable to shareholders of Borr Drilling Limited	31.7	0.8	46.1	(6.6)
Total comprehensive income / (loss) attributable to shareholders of Borr Drilling Limited	31.7	0.8	46.1	(6.6)

Basic income / (loss) per share	0.13	—	0.18	(0.03)
Diluted income / (loss) per share	0.12	—	0.18	(0.03)
Weighted-average shares outstanding - basic	251,189,331	244,777,228	251,953,928	239,806,937
Weighted-average shares outstanding - diluted	288,436,630	248,919,706	289,349,337	239,806,937

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	June 30, 2024	December 31, 2023
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	193.5	102.5
Restricted cash	1.0	0.1
Trade receivables, net	99.1	56.2
Prepaid expenses	12.8	11.0
Deferred mobilization and contract preparation costs	31.8	39.4
Accrued revenue	103.8	73.7
Due from related parties	79.4	95.0
Other current assets	24.8	32.0
Total current assets	546.2	409.9

Non-current assets
Property, plant and equipment	3.3	3.5
Newbuildings	23.4	5.4
Jack-up drilling rigs, net	2,538.5	2,578.3
Equity method investments	18.6	15.7
Other non-current assets	51.6	67.3
Total non-current assets	2,635.4	2,670.2
Total assets	3,181.6	3,080.1

LIABILITIES AND EQUITY
Current liabilities
Trade payables	58.3	35.5
Accrued expenses	69.7	77.0
Short-term accrued interest and other items	37.2	42.3
Short-term debt	97.8	82.9
Short-term deferred mobilization, demobilization and other revenue	33.4	59.5
Other current liabilities	52.6	63.2
Total current liabilities	349.0	360.4

Non-current liabilities
Long-term debt	1,745.8	1,618.8
Long-term deferred mobilization, demobilization and other revenue	27.9	56.6
Other non-current liabilities	5.2	5.8
Onerous contracts	54.5	54.5
Total non-current liabilities	1,833.4	1,735.7
Total liabilities	2,182.4	2,096.1
Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2023:315,000,000) shares, issued 264,080,391 (2023: 264,080,391) shares and outstanding 250,632,002 (2023: 252,582,036) shares	26.5	26.5
Treasury shares	(9.1)	(8.9)
Additional paid in capital	342.3	337.2
Contributed surplus	1,952.3	1,988.1
Accumulated deficit	(1,312.8)	(1,358.9)
Total equity	999.2	984.0
Total liabilities and equity	3,181.6	3,080.1

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Cash flows from operating activities
Net income / (loss)	31.7	0.8	46.1	(6.6)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Non-cash compensation expense related to stock based employee and directors' compensation	1.8	1.3	3.6	2.6
Depreciation of non-current assets	31.9	28.0	63.7	56.2
Amortization of deferred mobilization and contract preparation costs	17.1	11.2	31.8	24.8
Amortization of deferred mobilization, demobilization and other revenue	(42.5)	(15.1)	(68.7)	(30.5)
Gain on disposal of assets	(0.2)	(0.2)	(0.4)	(0.3)
Amortization of debt discount	1.7	—	3.4	—
Amortization of debt premium	(0.2)	—	(0.3)	—
Amortization of deferred finance charges	2.8	3.2	5.5	5.0
Bank commitment, guarantee and other fees	—	0.3	—	0.3
Effective interest rate adjustments	—	(1.5)	—	(3.2)
Change in fair value of financial instruments	(0.3)	—	(0.3)	—
Loss / (income) from equity method investments	2.5	(3.9)	(2.9)	(6.3)
Deferred income tax	(1.3)	0.9	(4.4)	0.8
Change in assets and liabilities:
Amounts due to/from related parties	13.9	(9.6)	10.7	(16.2)
Accrued expenses	(2.7)	0.1	(12.0)	(1.6)
Accrued interest	(44.2)	(22.0)	(9.1)	(7.5)
Other current and non-current assets	(26.0)	(13.5)	(71.8)	(31.8)
Other current and non-current liabilities	23.1	22.4	38.1	8.5
Net cash provided by / (used in) operating activities	9.1	2.4	33.0	(5.8)

Cash flows from investing activities
Purchase of property, plant and equipment	(0.2)	(0.7)	(0.4)	(0.9)
Repayment of loan from equity method investments	—	9.8	—	9.8
Additions to newbuildings	(6.4)	—	(9.7)	—
Additions to jack-up drilling rigs	(6.8)	(25.0)	(22.0)	(53.8)
Net cash used in investing activities	(13.4)	(15.9)	(32.1)	(44.9)

Cash flows from financing activities
Repayment of debt (1)	(60.3)	(186.4)	(70.9)	(400.3)
Cash dividends paid	(23.9)	—	(47.7)	—
Debt proceeds, gross of premium / (net of discount) and issuance costs	—	25.0	208.3	416.3
Proceeds from exercise of share options	—	—	1.3	—
Net cash (used in) / provided by financing activities	(84.2)	(161.4)	91.0	16.0
			—	—
Net (decrease) / increase in cash, cash equivalents and restricted cash	(88.5)	(174.9)	91.9	(34.7)
Cash, cash equivalents and restricted cash at the beginning of the period	283.0	258.7	102.6	118.5
Cash, cash equivalents and restricted cash at the end of the period	194.5	83.8	194.5	83.8

Supplementary disclosure of cash flow information
Interest paid	(91.9)	(67.1)	(98.2)	(96.6)
Income taxes paid	(17.2)	(7.9)	(30.0)	(17.9)

(1)	Included in repayment of debt is the redemption premium on our Senior Secured Notes due in 2028 and 2030

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

(In $ millions)	June 30, 2024	December 31, 2023
Cash and cash equivalents	193.5	102.5
Restricted cash	1.0	0.1
Total cash and cash equivalents and restricted cash	194.5	102.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	—	(1,381.0)	897.8
Issue of common shares	15,000,000	2.5	(1.0)	—	—	—	1.5
Convertible debt issuance cost	—	—	—	10.9		—	10.9
Share-based compensation	—	—	—	1.3	—	—	1.3
Total comprehensive loss	—	—	—	—	—	(7.4)	(7.4)
Balance as at March 31, 2023	243,948,087	25.5	(10.8)	2,277.8	—	(1,388.4)	904.1
Issue of common shares	1,154,645	—	0.1	(0.1)	—	—	—
Equity issuance costs	—	—	—	—	—	—	—
Share-based compensation	—	—	—	1.3	—	—	1.3
Total comprehensive income	—	—	—	—	—	0.8	0.8
Balance as at June 30, 2023	245,102,732	25.5	(10.7)	2,279.0	—	(1,387.6)	906.2

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Issue of common shares	3,067	—	—	—	—	—	—
Share based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6
Movement in treasury shares	(2,364,437)	—	(0.3)	0.3	—	—	—
Share based compensation	—	—	—	1.8	—	—	1.8
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	31.7	31.7
Balance as at June 30, 2024	250,632,002	26.5	(9.1)	342.3	1,952.3	(1,312.8)	999.2